FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 29, 2003

Cableuropa, S.A.U.

(Translation of registrant’s name into English)

Edificio Belagua, calle Basauri 7

Urbanización La Florida

28023 Aravaca

Madrid, Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SECOND QUARTER RESULTS 2003

ONO awarded Castilla - La Mancha cable franchise

•                  Over one million residential RGUs

•                  Revenues up 8% on previous quarter to €86 million

•                  EBITDA improves by 37% to €23 million for quarter

•                  Business customers increase to 11,000

Madrid — 29 July 2003

ONO, one of Spain’s leading broadband service providers, today announced the consolidated unaudited results for Cableuropa, S.A.U. and subsidiaries for the quarter ended 30 June 2003.  Highlights are as follows:

Financial highlights

	Quarter ended 30.6.03	Quarter ended 31.3.03	% change		Quarter ended 30.6.02

Revenues (euro million)	85.6	79.5	7.6%		60.3
Gross margin	70%	69%	1.3	pp	63%
EBITDA (euro million)	23.1	16.8	37.1%		0.9

Operating highlights

	As at 30.6.03	As at 31.3.03	% change	As at 30.6.02
Residential market
Customers	539,565	510,693	5.7%	408,013
Telecommunications	506,215	478,004	5.9%	379,802
Television	329,141	313,234	5.1%	266,034
Broadband internet	155,960	138,915	12.3%	75,073
Narrowband internet	18,160	20,520	(11.5%)	37,490

Penetration
Customer	33.3%	33.0%	0.3pp	31.6%
Telecommunications	31.2%	30.9%	0.3pp	29.4%
Television	20.3%	20.3%	—	20.6%
Internet	10.7%	10.3%	0.4pp	8.7%

Avg. monthly revenue per customer	€49.7	€49.8	(0.2)%	€47.8

Business market
Customers	11,187	9,881	13.2%	6,571
Avg. monthly revenue per customer	€213	€183	16.4%	€218

Infrastructure
Homes passed	1,899,890	1,830,719	3.8%	1,572,463

Unaudited results for quarter ended 30 June 2003

Eugenio Galdón, President of ONO, said:

“The award of the Castilla — La Mancha franchise area to ONO will allow us to take the broadband age to the entire region. The citizens of Castilla — La Mancha already know us through our presence in one of its main cities, Albacete, and we are pleased to be able to extend our service offering to residential and business customers throughout the region.”

Commenting on the results, Richard Alden, ONO’s Chief Executive Officer, added:

“The second quarter of 2003 has progressed in line with expectations.  We have added another 29,000 residential customers to end the quarter with 540,000 in total.  The fact that a large proportion of these customers are taking two services from us means that we have now passed the landmark of having one million residential services in operation.  This is a tremendous achievement for a business that has only been operating for four full years.

We have also passed another important milestone, that of 10,000 business customers.  We had another good quarter in this part of our business and ended June with a total of over 11,000 customers.  We continue to concentrate on providing innovative solutions to the voice and data needs of this client base.

We continue to see solid growth in revenues and gross margin, up by 8% and 10% respectively compared to the first quarter. This growth, combined with our focus on cost control and efficiency improvements, has resulted in an EBITDA for the second quarter of 2003 of €23 million, which is an increase of €6 million, or 37%, over the result for the first quarter.”

About ONO

ONO is one of the leading broadband service providers in Spain. It offers direct access telephony, pay television and internet access services to the residential market where it has a potential market of over five and a half million homes. In the business market ONO offers advanced voice, data and value-added services across its own high capacity local access and national backbone networks.  ONO’s principal shareholders are Bank of America, Caisse de dépôt et placement du Quebec, General Electric, Grupo Ferrovial, Grupo Multitel, Santander Central Hispano and VAL Telecomunicaciones.

About Castilla — La Mancha

Castilla - La Mancha is an autonomous region of Spain, contiguous with ONO’s existing franchise areas and has  a population of around 1.8 million people and approximately one million homes. The largest city in the region is Albacete, where ONO already offers service. Other principal cities are Ciudad Real, Toledo, Talavera and Guadalajara, which have more than 20,000 homes each.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Certain statements in this release are “forward looking statements” intended to qualify for the safe harbor under liability established by the Private Securities Litigation Reform Act of 1995 and are subject to material risks and uncertainties.  Actual results could differ materially from those stated or implied by those forward looking statements due to risks and uncertainties associated with the ONO group business, which include among others, competitive developments, risks associated with the group’s growth, the development of the group’s markets, regulatory risks and other risks which are presented in the group’s filings with the Securities and Exchange Commission.

For further information, please contact:

Jonathan Cumming	Hiedra Fuentes
Group Treasurer	Grupo Albion
(+ 34) 91 180 9444	(+ 34) 91 531 2388
jonathan.cumming@ono.es	hfuentes@grupoalbion.net

Financial results for the second quarter 2003

Revenues.  Total revenues for the second quarter of 2003 were €85.6 million, an increase of €6.1 million, or 8%, on the previous quarter.  The increase was principally due to an increase in the number of residential and business customers.  Residential customer penetration grew during the quarter from 33.0% to 33.3%.

Residential services.  Residential revenues were €78.2 million for the second quarter of 2003 compared to €74.1 million in the first quarter, an increase of €4.1 million or 6%, reflecting a 6% increase in the number of residential customers over the quarter from 510,693 to 539,565.  Overall residential customer ARPU for the second quarter of 2003 was flat at €49.7 per month against the previous quarter’s figure of €49.8.

Residential telecommunications revenues were €44.7 million for the second quarter of 2003 compared to €42.5 million for the first quarter, an increase of €2.2 million or 5%, reflecting a 6% increase in the number of residential telephony customers to 506,215.  Telecommunications penetration increased to 31.2%, a 0.3 percentage point increase on the previous quarter, but ARPU fell marginally from €30.6 per month to €30.3, due to a small decrease in minutes of use.

Cable television revenues for the second quarter were €19.5 million compared to €18.5 million in the previous quarter, an increase of 5%. The increase reflects increased customer numbers, up from 313,234 to 329,141, an increase of 5% for the quarter. Television average monthly revenue per customer and penetration remained steady in the second quarter of 2003 at €20.2 per customer and 20.3% respectively.

Internet access revenues were €14.0 million in the second quarter of 2003 compared to €13.1 million in the first quarter, an increase of €0.9 million or 7%.  The number of internet access subscribers at the end of the second quarter was 174,120, of which 90% were broadband compared to 87% at the end of the first quarter.  By the end of the June 2003, 28.9% of our total customer base was a paying broadband internet customer.  The average monthly revenue per broadband customer fell to €29.1 in the second quarter from €30.6 in the previous quarter as it moved closer to the underlying monthly charges. The weight of cable modem rental income continued to fall, as an increasing percentage of our customers now own their modems.  The ARPU for narrowband customers remained in line with the basic tariff charged, at €19.7 per month, with customer numbers falling by 12% due to the migration to broadband.

Business and other services.  At the end of the second quarter of 2003, we had 11,187 business customers installed and in service, up 1,306 or 13% from the previous quarter. Total business revenues in the second quarter of 2003 amounted to €6.7 million, up 31% from the previous quarter’s revenues of €5.1 million, driven by increased customer numbers and an increased usage of intelligent network services. Average monthly revenues per business customer increased to €213 euros per customer from €183 in the previous quarter.  Other revenues increased from €0.3 million to €0.6 million, the majority of the increase resulting from a one-off grant related to personnel training.

Cost of services and gross profit.  Cost of services consists of interconnection and internet connectivity costs for telecommunications and internet access services and programming fees for cable television services.  Gross profit generated in the quarter was €60.1 million, an improvement of €5.3 million, or 10%, with respect to the previous quarter.  As a percentage of revenues, gross margin for the second quarter of 2003 was 70.3%, up from the previous quarter’s figure of 69.0%.

Operating expenses for the second quarter of the year 2003 reduced by 2% to €41.0 million from €41.7 million in the first quarter, despite the growth in the business.  In the second quarter the total capitalised costs were €3.9 million compared with €3.7 million in the previous quarter, the small increase being due to a difference in the composition of gross costs in the quarter, leaving net operating expense of €37.0 million against €38.0 million in the previous quarter.  Net operating expenses as a percentage of revenues fell from 48% in the first quarter to 43% in the second quarter.

Depreciation and amortisation was €30.2 million for the second quarter of the year 2003, similar to the figure reported in the first quarter of the year but lower than the €38.5 million in the same quarter of the year 2002.  This reduction is due to the accelerated write-off of start-up and pre-maturity costs in the fourth quarter of 2002, which, together with the accelerated depreciation of our analogue set-top boxes, resulted in a reduction of the quarterly amortisation and depreciation charge.

Interest expense, net.  The net interest expense for the second quarter of 2003 was €29.4 million compared to €32.9 million in the first quarter, the reduction being a result of a full quarter’s impact of the cancellation of €503 million of Notes on 13 February 2003.

Foreign exchange gains / (losses).  A proportion of our debt, and a proportion of our cash balances, is denominated in US dollars, relating to the Notes due 2009 and 2011.  Exchange rate differences on our US dollar-denominated Notes due 2009 are fully hedged until May 2004, but only 50% of our exposure to exchange rate differences on the coupon payments on our US dollar-denominated Notes due 2011 is hedged.  Under the hedging agreements, we agreed to purchase US dollars at a fixed rate on certain dates in the future.  To cap the potential cash loss on the maturity of the agreements related to the 2009 Notes in May 2004, we have purchased a euro call / dollar put option with a strike price of $1.1729 = €1.00.  We have accounted for all potential losses up to this exchange rate.

The total potential net exchange rate loss on the hedging agreements as of 30 June 2003 was €56.7 million.  Of this amount, €38.9 million related to the partial cancellation of the Notes in February 2003 was included in “Extraordinary income, net” in the first quarter of 2003.  The remainder, €17.8 million, is included in “Foreign exchange (losses) / gains”, with €4.6 million being provided for in the first quarter and €13.2 million in the second.

Income tax.  In the second quarter of 2003, we accounted for a tax credit of €17 million.  In the first quarter of 2003, we accounted for an income tax charge of €92 million as a result of the extraordinary gains resulting from the repurchase and cancellation of the Notes.  This charge has been set off against previous tax losses.

Net profit.  In the second quarter of 2003, the consolidated net loss amounts to €33 million compared to a net profit of €172 million in the first quarter.

Liquidity.  Drawings under the €750 million senior bank facility were €450 million at the end of June 2003, against a maximum available amount at that date of €525 million.

CABLEUROPA, S.A.U.

OPERATING STATISTICS

	30 Jun. 2003	31 Mar. 2003	31 Dec. 2002	30 Sep.2002	30 Jun. 2002
Residential services

Customers	539,565	510,693	480,296	436,205	408,013
Penetration	33.3%	33.0%	32.7%	31.6%	31.6%
ARPU — euro	49.7	49.8	50.7	46.9	47.8

Telecommunications:
Customers	506,215	478,004	448,926	407,266	379,802
Penetration	31.2%	30.9%	30.6%	29.5%	29.4%
ARPU — euro	30.3	30.6	30.8	29.3	29.0
Television:
Customers	329,141	313,234	296,956	274,310	266,034
Penetration	20.3%	20.3%	20.2%	19.9%	20.6%
ARPU — euro	20.2	20.2	21.2	18.6	18.6
Internet:
Broadband customers	155,960	138,915	117,305	92,089	75,073
ARPU — euro	29.1	30.6	33.0	31.6	39.7
Penetration	9.6%	9.0%	8.0%	6.7%	5.8%
Narrowband customers	18,160	20,520	24,317	30,437	37,490
ARPU — euro	19.7	19.6	19.4	17.9	19.7

Customer churn (annualised)	13.4%	13.6%	12.1%	14.3%	12.5%

Business services

Customers in service	11,187	9,881	8,648	7,405	6,571
ARPU — euro	213	183	205	192	218

Infrastructure

Number of cities under construction	99	98	93	82	76
Number of cities with service	89	82	81	73	69
Homes passed for service	1,899,890	1,830,719	1,760,744	1,666,047	1,572,463
Route km. of national backbone	6,343	6,333	6,263	6,194	6,169
Route km. of local access networks	6,664	6,487	6,279	5,899	5,634
Homes released / homes passed	85%	84%	83%	83%	82%

CABLEUROPA, S.A.U.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Euro thousand)  —  (Spanish GAAP - unaudited)

	Quarter ended
	30 June 2003	31 March 2003	30 June 2002
REVENUES
Residential services
Telecommunications	44,737	42,535	31,395
Television	19,474	18,485	14,424
Internet	14,032	13,061	9,967
Business and other services	7,307	5,412	4,497
	85,550	79,493	60,283

COST OF SERVICES	(25,436)	(24,626)	(22,267)

GROSS PROFIT	60,114	54,867	38,016

OPERATING EXPENSES
Gross expenses	(40,990)	(41,721)	(45,330)
Capitalised costs	3,962	3,689	8,168
	(37,028)	(38,032)	(37,162)

EBITDA	23,086	16,835	854

DEPRECIATION & AMORTISATION	(30,176)	(28,985)	(38,487)

OPERATING LOSS	(7,090)	(12,150)	(37,633)

OTHER INCOME / (EXPENSE)
Interest expense, net	(29,442)	(32,897)	(39,356)
Adjustment in value of EVCs	—	—	51,492
Foreign exchange (losses) / gains	(13,228)	(4,571)	14,709
	(42,670)	(37,468)	26,845

LOSS FROM ORDINARY ACTIVITIES	(49,760)	(49,618)	(10,788)

Extraordinary income, net	12	313,662	—

Income tax	17,029	(92,072)	1,166

Minority interests	1	(1)	192

NET (LOSS) / PROFIT	(32,718)	171,971	(9,430)

CABLEUROPA, S.A.U.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Euro thousand)  —  (Spanish GAAP - unaudited)

	Period ended
	30 June 2003	31 March 2003	30 June 2002
ASSETS
Current assets
Cash and cash equivalents	3,609	5,194	1,299
Short-term investments, net	45,155	265	109,701
Accounts receivable and other current assets	89,251	102,336	141,080
	138,015	107,795	252,080
Fixed assets
Start-up costs, net	11,179	12,747	137,929
Intangible assets, net	134,157	136,618	148,540
Tangible assets, net	1,249,414	1,226,711	1,140,168
Financial assets, net	237,043	239,807	160,208
	1,631,793	1,615,883	1,586,845

Goodwill on consolidation	233,238	236,585	249,616
Deferred expenses, net	62,710	65,098	106,351

TOTAL ASSETS	2,065,756	2,025,361	2,194,892

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	44,910	52,851	78,359
Accrued interest expenses	26,536	20,083	40,993
Accounts payable	196,913	214,176	217,562
Other current liabilities	86,031	10,679	7,594
	354,390	297,789	344,508
Long-term debt
Senior bank facility	450,000	370,000	140,000
Senior subordinated notes	425,065	451,286	983,798
Other	18,734	18,741	2,902
	893,799	840,027	1,126,700

Other long-term liabilities	48,944	82,584	49,697
Commitments and contingencies	14,704	18,323	27,232
Minority interests	—	1	1

Shareholder loan	98,464	98,464	—
Participative loan	300,000	300,000	300,000

Shareholders’ equity
Common stock	484,663	484,663	484,663
Share premium	337,746	337,746	337,746
Accumulated deficit, beginning of period	(606,207)	(606,207)	(411,565)
Net profit / (loss) for the period	139,253	171,971	(64,090)
Total shareholders’ equity	355,455	388,173	346,754

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,065,756	2,025,361	2,194,892

CABLEUROPA, S.A.U.

CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(Euro thousand)  —  (Spanish GAAP — unaudited)

	Three months ended
	30 June 2003	31 March 2003	30 June 2002
OPERATING ACTIVITIES
Net (loss) / profit	(32,718)	171,971	(9,430)

ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES
Exchange rate difference in long term debt	(17,936)	(92)	(13,546)
Deferred expenses, net	2,388	722	3,533
Depreciation and amortisation	30,176	28,985	36,870
Commitments and contingencies	(3,619)	(1,693)	341
Income tax	(17,029)	92,072	(1,166)
Provision for EVC	—	—	(51,492)
Losses attributed to minority interests	—	—	(252)
Start-up costs, net	49	(284)	(5,058)
Gain on bond repurchase	—	(313,619)	—
Other	(3,005)	4,156	(2)

Changes in operating assets and liabilities
Accounts receivable and other debtors	13,084	19,220	(9,808)
Short-term restricted cash deposits	(44,891)	50,192	25,977
Other current assets	(1,352)	(155)	(664)
Accounts payable	(17,263)	(28,198)	(13,026)
Short-term debt and other current liabilities	74,055	(9,850)	7,227
Net cash (used in) / generated by operating activities	(18,061)	13,427	(30,496)

INVESTING ACTIVITIES:
Purchases of property and equipment	(42,366)	(42,955)	(49,530)
Purchases of intangible assets	(1,833)	(1,586)	(196)
Financial assets	(19,318)	(163,599)	747
Net cash used in investing activities	(63,517)	(208,140)	(48,979)

FINANCING ACTIVITIES
Use of debt & credit lines	79,993	198,299	73,369
Other, net	—	—	4,731
Net cash provided by financing activities	79,993	198,299	78,100

(DECREASE) / INCREASE IN CASH & CASH EQUIVALENTS	(1,585)	3,586	(1,375)
CASH & CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,194	1,608	8,583
CASH AND CASH EQUIVALENTS AT END OF PERIOD	3,609	5,194	7,208

Cash paid for interest	15,560	51,773	26,404

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cableuropa, S.A.U.

By:	/s/ RICHARD ALDEN
Name: Richard Alden
Title: Chief Executive Officer

29 July 2003